SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No       X

Declaration of Cash Dividends

On February 4, 2008, the board of directors of Kookmin Bank passed a resolution declaring for the fiscal year 2007 a cash dividend of KRW 2,450 per share, and accordingly the total amount of dividend to be paid is KRW 824,128,834,200. This declaration of dividends is subject to approval at the forthcoming annual general meeting of shareholders scheduled on March 20, 2008 and is subject to change in the course of such approval process.

Kookmin Bank’s 2007 Operating Results

On February 4, 2008, the board of directors of Kookmin Bank approved Kookmin Bank’s non-consolidated financial statements prepared in accordance with Korean GAAP for the fiscal year 2007. After the board of directors’ meeting, Kookmin Bank held an earnings conference and released its operating results. The following tables reflect the key figures released during the conference. The presentation materials, which contain further details, are available at the Kookmin Bank website (http://www.kbstar.com).

The figures for the fiscal year 2007 presented herein are currently being audited by our independent auditor, and such figures are subject to change.

1.	Financial Highlights

1.1 Balance sheet figures

(Won in trillions)	As of the date indicated
	December 31, 2007	December 31, 2006	% Change (YoY)
Total Assets	218.8	195.2	12.1%
Loans in Won[1]	152.5	133.1	14.6%
Total Liabilities	202.8	180.1	12.6%
Deposits in Won	143.6	136.1	5.5%
Shareholders’ Equity	16.0	15.1	6.0%

1.2 Operating results
(Won in billions)	For the years ended December 31
	2007	2006	% Change (YoY)
Operating Income	4,232.5	3,205.0	32.1%
Operating Income before Provisioning	4,857.1	4,480.6	8.4%
Non-Operating Income	258.0	202.6	27.3%
Net Income	2,745.3	2,472.1	11.1%

[1]	Including Private Placement Bonds

2.	Key Financial Indicators for the fiscal year 2007
(cumulative & annualized)

•	NIM 3.45%

•	ROA 1.32%

•	ROE 18.05%

3.	Asset Quality

(Won in billions)	As of the date indicated
	December 31, 2007	December 31, 2006	% Change (YoY)
Total Loans for NPL Management	177,476.1	152,323.0	16.5%
Substandard & below Loans	1,313.5	1,575.0	-16.6%
Loan Loss Reserves	2,535.5	2,374.5	6.8%
NPL Ratio	0.74%	1.03%	-0.29	%p
NPL Coverage Ratio	193.0%	150.8%	42.2	%p
Delinquency Ratio	0.59%[2]	0.95%	-0.36	%p

[2]	Based on new delinquency guideline

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: February 4, 2008	By:	/s/ Donald H. MacKenzie
(Signature)
	Name:	Donald H. MacKenzie
	Title:	CFO / Senior EVP